November 22, 2006

United States Securities and Exchange Commission

Attention: Mr. Daniel Gordon, Branch Chief

Mail Stop 4561

Washington, D.C. 20549

RE: Universal Health Realty Income Trust Form 10-K for the Year Ended December 31, 2005 and Form 10-Qs for the Quarters Ended March 31, 2006 and June 30, 2006.

File No. 001-09321

VIA EDGAR and FACSIMILE ((202) 772-9210)

Dear Mr. Gordon:

This letter is being written in connection with the Staff’s examination of the filings, as referenced above. Set forth below are our responses to comments included in the Staff’s letter to Universal Health Realty Income Trust (the “Trust”) dated October 27, 2006. Our responses have been numbered to correspond to those comments and this response has also been filed with the SEC electronically via EDGAR as a Correspondence filing.

Form 10-K for the Year Ended December 31, 2005:

Investments in Limited Liability Companies (“LLCs”), page 59

1.	In future filings please disclose the rights that the minority shareholder possesses that prevent you from consolidating investments in LLCs which you own greater than 50%. In your response dated November 5, 2004 you indicated that an affirmative vote of all members is required to dispose of properties and approve annual budget.

Our future filings (including our Form 10-Q for the quarter ended September 30, 2006) will include the following additional disclosure related to the rights of the minority shareholders in our unconsolidated LLCs:

“The third-party members in these investments have equal voting rights with regards to issues such as, but not limited to: (i) divestiture of property; (ii) annual budget approval, and; (iii) financing commitments.”

Form 10-Q for the Quarters Ended March 31, 2006 and June 30, 2006:

Note 2 – Relationship with Universal Health Services, Inc. (UHS) and Related Party Transactions, page 7

2.	You disclosed that UHS elected to offer substitution properties to you in exchange for your Chalmette Medical Center as a result of the damage caused by Hurricane Katrina. You also disclosed that you expect to record the excess of the FMV of Chalmette ($24 million) over the combined book value of the property damage receivable from UHS and the land held for exchange ($8.3 million in total), as income in the period the exchanged and substituted assets are transferred to you. Please tell us how you determined that it was appropriate to recognize a gain on this transaction. Please cite the accounting guidance that you relied upon and specifically include an analysis of the transaction under paragraphs 20 and 21 of APB 29 as amended by SFAS 153. The first part of this transaction appears to fall under FIN 30 whereby you have an involuntary conversion of a non-monetary asset for a monetary asset (insurance proceeds). In the second part of the transaction you exchange the damaged property and the insurance proceeds for new property worth approximately $25 million. This part of the transaction appears to fall under APB 29 and it appears that you would be required to record the new property at the value of the assets transferred (insurance proceeds and land).

As a brief background, Chalmette Medical Center (“Chalmette”), which was severely damaged and closed as a result of Hurricane Katrina during the third quarter of 2005, was leased by a wholly-owned subsidiary of Universal Health Services (“UHS”). Pursuant to the terms of the lease, UHS was responsible for maintaining replacement cost property insurance for the facility, and UHS had the obligation to either: (i) restore the property to substantially the same condition that existed before the damage; (ii) offer to acquire the property in accordance with the terms of the lease, or; (iii) offer substitution property equivalent in value to Chalmette. Independent appraisals were obtained by us and UHS, which indicated that the pre-hurricane fair market value of Chalmette was approximately $24.0 million. In accordance with the lease agreement, UHS was the property insurance carrier for the Chalmette property and although we did not directly receive insurance proceeds, UHS’s obligation to replace the damaged assets with either cash or property equated to insurance proceeds in the event of a total loss. As a result, we recorded a receivable from UHS equal to the carrying value of Chalmette (i.e., $6.3 million excluding the carrying value of the land) at the date the damage was incurred to appropriately reflect the recovery of our loss.

During the third quarter of 2006, we completed the asset exchange and substitution pursuant to the Asset Exchange and Substitution Agreement with UHS whereby we agreed to terminate the lease between us and Chalmette and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to UHS in exchange and substitution for newly constructed real property assets owned by UHS (“Capital Additions”) at Wellington Regional Medical Center (“Wellington”), The Bridgeway (“Bridgeway”) and Southwest Healthcare System-Inland Valley Campus (“Inland Valley”), in satisfaction of UHS’ obligations under the Chalmette lease. The Capital Additions consist of properties which were recently constructed on, or adjacent to, facilities already owned by us as well as a Capital Addition at Inland Valley which is currently under construction and expected to be completed during 2007. UHS is obligated to complete the Inland Valley Capital Addition or, subject to our approval, offer to either provide alternative substitution property or pay to us an amount in cash equal to the substitution value of the Capital Addition.

The property included in the Asset Exchange and Substitution Agreement consists of the following (amounts in thousands):

Wellington – Bed Tower	$8,926	Fair value
Bridgeway – 28 bed addition	4,072	Fair value
Inland Valley Campus – 44 bed and ICU expansion currently under construction (a)	10,967	Estimated minimum fair value

Total fair value of exchanged and substituted assets	$23,965

(a)	In the event the ultimate construction costs related to the Inland Valley Capital Addition exceed $11.0 million, the excess will be paid in cash by us to UHS and UHS will pay incremental rent on the excess.

FASB Interpretation No. (FIN) 30, Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets, an Interpretation of APB Opinion No. 29, provides guidance on the accounting for involuntary conversions of nonmonetary assets (such as property) to monetary assets (such as insurance proceeds). Paragraph 2 of FIN 30 concludes that involuntary conversions of nonmonetary assets to monetary assets are monetary transactions for which gain or loss shall be recognized regardless of whether an entity reinvests or is obligated to reinvest the monetary assets in replacement nonmonetary assets. We considered the guidance in FIN 30, even though we do not believe the damage to Chalmette resulted in the conversion of a nonmonetary asset to a monetary asset. However, we do not believe that the receipt of a nonmonetary asset is in substance different than the receipt of a monetary asset in the context of an involuntary conversion. The guidance in FIN 30 would result in recognition of the assets received upon the involuntary conversion at their fair values with gain or loss recognized for the difference between that fair value and the carrying value of the assets converted.

Because it is not clear that the loss of Chalmette and the related recovery from UHS represents a monetary conversion as described by FIN 30, we also considered the guidance in SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, which is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005, and is based upon the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, unless the exchange lacks commercial substance, as defined in paragraph 21 of APB 29 as amended by SFAS 153.

Paragraph 20 of ABP 29, as amended by SFAS 153, states that a nonmonetary exchange shall be measured based on the recorded amount of the nonmonetary asset relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a) Fair value not determinable – The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.

This condition did not apply since the fair market value of both the assets received and assets relinquished were determinable.

b) Exchange transaction to facilitate sales to customers – The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

Not applicable.

c) Exchange transaction that lacks commercial substance – The transaction lacks commercial substance pursuant to paragraph 21 of APB 29 as amended by SFAS 153.

The exchange transaction does not lack commercial substance as discussed below.

Paragraph 21 of APB 29, as amended by SFAS 153, states that a nonmonetary exchange has commercial substance if the entity’s future cash flows are expected to significantly change as a result of the exchange. The entity’s future cash flows are expected to significantly change if either of the following criteria is met:

a) The configuration (risk, timing and amount) of the future cash flows of the assets received differs significantly from the configuration of the future cash flows of the assets transferred. The configuration of future cash flows is composed of the risk, timing and amount of cash flows. A change in any one of those elements would be a change in configuration.

b) The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged.

In evaluating whether the cash flows are expected to change significantly, we determined that the configuration (risk and amount of base rent versus bonus rent) of future cash flows of the assets received differs significantly from the configuration of the future cash flows of the assets transferred.

During 2005, 2004 and 2003, the total rent earned by us under the Chalmette lease was approximately $1.6 million to $1.7 million annually (consisting of $1.0 million of base rent and approximately $600,000 to $700,000 of bonus rent). Bonus rents earned pursuant to the leases with subsidiaries of UHS are computed and paid based upon a computation that compares the current period revenue in excess of base year amounts. Therefore, the amount of each facility’s future bonus rents paid to us are variable and dependent on factors such as patient volumes, case mix, payor mix and changes in the number of uninsured and underinsured patients. Pursuant to the lease on Chalmette, approximately $600,000 to $700,000 of our annual revenues were at risk and subject to fluctuation since they were dependent on Chalmette’s net revenues.

Although the total rent payable to us on the Capital Additions included in the substitution package (excluding the rent on the Inland Valley Capital Addition in excess of $11.0 million, if any) is expected to closely approximate the total rent earned by us under the Chalmette lease, the base rent on these assets, as compared to Chalmette’s, will increase $500,000 to $1.5 million annually and the bonus rent will decrease approximately $500,000 to approximately $100,000 to $200,000 annually. Since the base rent, or minimum rent, component of the total rents earned on the substituted assets has increased by approximately $500,000, over what we earned pursuant to the terms of the Chalmette lease, the risk component of the future lease stream has been significantly and favorably impacted. In addition, the future bonus rents earned on the substituted assets at Wellington, Bridgeway and Inland Valley will be impacted (either favorably or unfavorably) by the distinct operating characteristics of those facilities such as healthcare services provided (including acute care services versus behavioral health care services), the geographic markets serviced and patient and payor mix, among other things.

Based on the foregoing considerations, we concluded that the exchange of these assets has commercial substance. We also concluded that further analysis of the entity-specific values of the assets exchanged was not required by SFAS 153 as the cash flow configuration condition was met.

As a result of the facts and conclusions detailed above, during the third quarter of 2006, we recorded an $11.3 million gain which reflects the fair value of the assets received as of September 30, 2006, net of the $6.3 million previously recorded as recoverable from UHS and the $2.0 million of Chalmette land relinquished. That is, pursuant to the contingent gain guidance in SFAS 5 and consistent with the recognition requirements of SFAS 153, we recorded the contingent gain after the elimination of any contingencies (namely, upon the transfer of ownership of the new properties from UHS to UHT).

Below is my contact information where I can be reached should the Staff have any questions or require any additional assistance. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Charles F. Boyle
Charles F. Boyle
Vice President, Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
King of Prussia, PA 19406
610-768-3354 (telephone)
610-878-3968 (fax)
chick.boyle@uhsinc.com (email)